Exhibit 4.6

8 December 2004

Theresa Gattung

Chief Executive Officer

Telecom New Zealand Limited

PO Box 570

WELLINGTON

Dear Theresa

VARIATION TO TERMS AND CONDITIONS

I am writing to formally confirm the following changes to your terms and conditions as set out in your individual employment agreement with Telecom dated 10 August 1999 and subsequent variation to that agreement as described in the letter dated 11 November 2003.

REMUNERATION AND BENEFITS

Your Total Base Remuneration in clause 3.2 of your contract will be increased to $1,100,000 gross per annum with effect from 1 July 2004.

PERFORMANCE INCENTIVE SCHEME

You will continue to participate in the Performance Incentive Scheme. The rules governing the Performance Incentive Scheme are set out in the attached Performance Incentive Scheme Rules. The Board reserves the right, subject to and in accordance with the Performance Incentive Scheme Rules to cancel or amend this scheme at any time, in its sole discretion.

The target value with effect from 1 July 2004 is $1,000,000.

SHARE OPTIONS

You will continue to participate in the Performance Option Scheme. The rules governing the Performance Option Scheme are set out in the attached Performance Option Scheme Rules. The allocation of any share options under the Performance Option Scheme is made at the sole discretion of the Board and is subject to decision by the Board each year. The Board reserves the right, subject to and in accordance with the Performance Incentive Scheme Rules to cancel or amend this Scheme at any time, in its sole discretion.

Effective 1 September 2004, the Board determined that you would be allocated 500,000 options under the Performance Option Scheme.

OTHER TERMS AND CONDITIONS

All other terms and conditions as set out in your employment contract and subsequently varied remain unchanged and in force and effect.

Yours sincerely

/s/ Roderick Deane

Roderick Deane
Chairman

I, Theresa Elizabeth Gattung, understand and accept the conditions of employment set out in this variation to my contract and I confirm my acceptance of these terms and conditions.

/s/ Theresa Gattung

Theresa E Gattung
Date 13/12/2004

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